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Blockstack Announces SEC Filing for $50M Regulated Token Offering

by Muneeb Ali — April 11, 2019


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We have exciting news to share with our community. Blockstack Token LLC, our wholly-owned subsidiary, today announced that it has filed an offering statement with the Securities and Exchange Commission (SEC) to conduct a $50 million token offering using the SEC Regulation A+ framework. Upon approval, the offering is expected to be the first SEC-qualified token offering of its kind. The net proceeds of the offering will be used to accelerate the development of the Blockstack decentralized computing network and app ecosystem.

First a recap: Blockstack's decentralized computing network, created by computer scientists from Princeton University, enables engineers to build secure, privacy-focused applications: users are in control of their data instead of storing it with large tech companies. More than 80 such applications already exist on Blockstack, such as Graphite, a decentralized alternative to Google Docs, Sigle, a decentralized and open-source blogging application, and BitPatron, a subscription content service for creatives. Blockstack's core technology is developed as open-source software with over 7,000 enthusiasts and developers and community events around the world. Blockstack previously raised over $50 million from venture investment rounds and under SEC Regulation D from investors like Union Square Ventures, Y Combinator, Lux Capital, and Naval Ravikant.

We've been in a confidential submission process with the SEC, making progress as we drive towards an SEC-qualified token offering. Recently, U.S. markets have been closed to crypto projects given regulatory uncertainty, and we believe in opening the U.S. markets to innovation in this area. We've been working with securities lawyers to create a legal framework that can enable blockchain protocols to comply with SEC regulations. Our framework is consistent with the latest SEC guidelines released last week.

Following a regulated path and proactively working with the regulators was a decision we made with the understanding that it'll require a lot of work and time. We're excited about the progress we've made so far. Upon qualification, we believe that this offering may be the first time a blockchain project receives approval to access the public U.S. securities markets. This can potentially set a precedent for others in the industry, not just for public offerings, but also as a path to launch new public blockchains and establish a path to bootstrapping decentralized ecosystems.

Once approved by the SEC, Blockstack's Stacks (STX) token will be offered through the stackstoken.com website. Blockstack's filings are available at the SEC's Edgar website at www.sec.gov. We're privately contacting the voucher holders from the 2017 token offering to update them of the public offering in the coming weeks. If you're a voucher holder, you'll be contacted shortly.

We're thrilled to share this journey with our open-source community as we work towards enabling a fairer, safer internet.

See Blockstack's SEC Filing →

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Please be advised that Stacks tokens will be sold only upon qualification by the SEC, and the tokens do not currently trade on any exchange. Official announcement of SEC approval and sale will be through stackstoken.com or other official Blockstack communication channels. Potentialinvestors should be cautious of phishing attacks and false information about our offering from unauthorized parties. Rule 255 legend This communication may be deemed "testing the waters" material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has qualified the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement and the preliminary offering circular that is part of that offering statement at stackstoken.com. Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services. Forward Looking Statements: This blog post contains forward-looking statements, including statements regarding Blockstack's plans for the Stacks token and blockchain. Forward-looking statements are subject to risks and uncertainties that could cause actual outcomes to differ materially, and past performance should not be considered as an indication of future performance. Potential risks and uncertainties that could change our actual results include, but are not limited to, risks associated with: technical obstacles in further developing the Stacks blockchain and potential failure of its underlying technology and mining mechanisms; potential complications and network downtime associated with upgrades to existing features of our network; uncertainty as to whether the offering statement we have filed with the SEC will be qualified; potential lack of interest on the part of investors in our offering of Stacks tokens. These forward-looking statements speak only as of the date hereof. Blockstack disclaims any obligation to update these forward-looking statements. Media Contact: press@blockstack.com Investor Relations Contact: investors@blockstack.com Tags: blockstack compliance reg-a SEC Stacks Token token 36 Share Previous Post Introducing Awario, the 'Awareness' App Reviewer Blockstack Announces SEC Filing for $50M Regulated Token Offering 0 APRIL 11. 2019 Introducing Awario, the 'Awareness' App Reviewer 0 APRIL 3. 2019 Muneeb Ali Muneeb Ali co-founded Blockstack and is the CEO of Blockstack PBC. He is a distributed systems PhD from Princeton and gives guest lectures on cloud computing there. Bolt-A-Than: World's First Online Lightning Network Conference and Hackathon 0 MARCH 26. 2019 Get email updates Send Share Tweet 130 ill 0 in

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